555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Brussels	New York
	Chicago	Orange County
March 25, 2011	Doha	Paris
	Dubai	Riyadh
VIA EDGAR CORRESPONDENCE	Frankfurt	Rome
	Hamburg	San Diego
Tia Jenkins	Hong Kong	San Francisco
Senior Assistant Chief Accountant	Houston	Shanghai
Office of Beverage, Apparel and Health Care Services	London	Silicon Valley
Division of Corporation Finance	Los Angeles	Singapore
Securities and Exchange Commission	Madrid	Tokyo
100 F Street N.E.	Milan	Washington, D.C.
Washington, D.C. 20549

Re:	Intertape Polymer Group Inc.
Form 40-F for fiscal year ended December 31, 2009
Filed March 29, 2010
File No. 001-10928

Dear Ms. Jenkins:

On behalf of Intertape Polymer Group Inc. (the “Company”), we are responding to your letter dated March 4, 2011 with respect to the above-referenced filing. Pursuant to my discussions with the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, the Company hereby confirms its expectation that the Company will respond to the Staff’s comments on or about April 1, 2011.

*        *        *         *        *

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter of LATHAM & WATKINS LLP

cc:	Gregory A. C. Yull, Chief Executive Officer
Bernard J. Pitz, Chief Financial Officer
Intertape Polymer Group Inc.

J. Gregory Humphries
Shutts & Bowen LLP